                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



Application/Declaration                      CERTIFICATE PURSUANT TO RULE 24
of Vermont Yankee Nuclear                    UNDER THE PUBLIC UTILITY HOLDING
Power Corporation                            COMPANY ACT OF 1935
on Form U-1 File
No. 70-10104


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Vermont Yankee Nuclear Power Corporation ("Vermont Yankee") certifies that, as described in the Application/Declaration on Form U-1 in File No. 70-10104, as amended (the "Application"), which was allowed to become effective by order of the Commission in Pubic Utility Holding Company Act Release No. 35-27677 (May 13, 2003) (the "Order"), on November 7, 2003 Vermont Yankee repurchased shares from the following stockholders of Vermont Yankee in the following amounts:

                                           No. of Shares      Total Repurchase
           Stockholder                      Repurchased           Amount
           -----------                     -------------      ----------------
Cambridge Electric Light Company                9,801          $  227,447.62
The Connecticut Light and Power Company        37,242             864,259.17
New England Power Company                      88,203           2,046,889.31
Public Service Company of New Hampshire        15,681             363,902.26
Western Massachusetts Electric Company          9,800             227,424.41
                                              -------          -------------
     Total                                    160,727          $3,729,922.77
                                              =======          =============

     The numbers of shares listed above represented all shares of Vermont Yankee stock owned by the respective stockholders listed above.

     Vermont Yankee further certifies that such repurchase of its shares of Common Stock has been carried out in accordance with the terms and conditions of and for the purposes represented in the Application and the Order. On November 5, 2003 Vermont Yankee filed a Rule 24 Certificate with respect to the payment of a dividend out of capital pursuant to the Application and the Order. The "past tense" opinion of counsel to Vermont Yankee with respect to the transactions covered by the Application and the Order is filed herewith as Exhibit F-2.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                         VERMONT YANKEE NUCLEAR
                                         POWER CORPORATION

                                         By /s/ John Boguslawski
                                            ------------------------------------
                                            Name: John Boguslawski
                                            Title: Vice President and Controller


Dated: November 12, 2003


                                       2